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MARY E. THORNTON
DIRECT LINE: 202.383.0698
Internet: mary.thornton@sablaw.com

                                October 31,2006

VIA EDGAR TRANSMISSION

Robert S. Lamont, Jr., Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Registration Statements on Form N-6 for Metropolitan Life Separate
    Account UL (File No. 333-131664) and MetLife Investors USA Variable Life Account A (File No. 333-131665)

Dear Mr. Lamont:

On behalf of Metropolitan Life Insurance Company ("MetLife") and MetLife Investors USA Insurance Company ("MLI") (together, the "Companies"), we are providing proposed revisions to the prospectuses in response to the Staff's comments of October 25, 2006. The changes outlined below will be included in Pre-Effective Amendments No. 1 to the above captioned Registration Statements on Form N-6. For convenience, we refer below only to the page numbers and paragraph locations in the MetLife prospectus (File No. 333-131664), although the same changes will also be reflected in the MLI prospectus.

1. The penultimate sentence of the first paragraph on the front page of the Advantage Equity Options prospectuses will be modified by adding the wording in italics:

     The Advantage Equity Options allow you to PURCHASE ADDITIONAL INSURANCE COVERAGE THROUGH WHICH YOU CAN experience the potential growth of the equity markets while maintaining your base policy.

--------------------------------------------------------------------------------
     ATLANTA . AUSTIN . HOUSTON . NEW YORK . TALLAHASSEE . WASHINGTON, DC

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Robert S. Lamont, Jr., Esq.
October 31, 2006
Page 2 of 3

2. The following sentence is added as the penultimate sentence of the last paragraph on page 13 of the MetLife version of the prospectus:

     Adverse tax consequences may result if your Policy becomes a modified endowment contract.

3. The bullet point on page 19 of the MetLife version of the prospectus is modified as follows:

     . the net single premium for that day. (The "net single premium" does not refer to a premium you pay, but refers instead to the factor we use to calculate the amount of insurance provided under your Advantage Equity Option. For additional information about net single premiums, see "Net Single Premium.")

4. The following is added as the first paragraph under "Termination" on page 27 of the MetLife version of the prospectus.

     We will terminate the Advantage Equity Options if you elect to terminate them, or if you reduce the face amount of your base policy below $50,000. We will terminate the Advantage Equity Additions (but not the Advantage Equity Enricher) if you elect to change your dividend option or if you convert your base policy to a fully paid-up policy.

The following replaces the first two sentences of the existing first paragraph under "Termination":

     We will also terminate the Advantage Equity Options if your base policy lapses. Your base policy may lapse under two circumstances: (1) if you fail to pay a base policy premium when due; or (2) if your policy has an excess loan. (An excess loan occurs when the policy loan balance exceeds the cash value of the Policy.) In either event you will have a grace period of 31 days in which to (1) pay the overdue premium or (2) make a loan repayment sufficient to reduce the loan balance to an amount less than the Policy's cash value.

The following replaces "At the end of the grace period," at the beginning of the second paragraph under "Termination" on page 27:

     If you fail to pay the premium (or make a loan repayment) by the end of the grace period, your Policy will lapse. However, in the case of an unpaid premium,

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Robert S. Lamont, Jr., Esq.
October 31,2006
Page 3 of 3

The following is inserted at the end of the second paragraph under "Termination":

     Under these circumstances, any cash surrender value in the policy and the Advantage Equity Options will be used to continue your insurance coverage either as extended term insurance or reduced paid-up insurance. The extended term insurance option will be automatic unless you elect the reduced paid-up insurance option (or unless the reduced paid-up option is required by state law). Regardless of any election, if the amount of insurance provided under the reduced paid-up insurance option would be equal to or greater than the amount of extended term insurance coverage, the reduced paid-up insurance option will be used.

The following is inserted after the first sentence of the paragraph under "Reinstatement" on page 27:

     You may reinstate the base policy within three years of lapse, or later with our consent. To reinstate you must make your request in writing and provide satisfactory proof that the insured is insurable. You must also pay all unpaid premiums since the date of lapse, with interest, compounded annually. If there was an outstanding loan balance at the time of lapse, the loan must be repaid, or reinstated with interest.

                                  *    *    *

We hope you find these responses satisfactory. If you have any questions or further comments, please call the undersigned at 202.383.0698.

Sincerely,

/s/ Mary E. Thornton
------------------------------------
Mary E. Thornton

cc:  John E. Connolly, Jr., Esq.